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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              Dames & Moore Group
                           (Name Of Subject Company)

                              Dames & Moore Group
                       (Name Of Person Filing Statement)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title Of Class Of Securities)

                                  235713 10 4
                     (Cusip Number Of Class Of Securities)

                               ----------------

                                Arthur C. Darrow
                Chairman, Chief Executive Officer and President
                              Dames & Moore Group
                       911 Wilshire Boulevard, Suite 700
                         Los Angeles, California 90017
                                 (213) 996-2200

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                               ----------------

                                   Copies to:
                              John M. Newell, Esq.
                                Latham & Watkins
                       633 West Fifth Street, Suite 4000
                         Los Angeles, California 90071
                                 (213) 485-1234

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ITEM 1. Security and Subject Company.

  The name of the subject company is Dames & Moore Group, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 911 Wilshire Boulevard, Suite 700, Los Angeles, California 90017. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. Tender Offer of the Bidder.

  This statement relates to the cash tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 11, 1999 (the "Schedule 14D-1"), of Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of URS Corporation ("Parent"), to purchase all of the outstanding shares of Common Stock of the Company (and together with the associated preferred stock purchase rights, the "Shares") at a price of $16.00 per Share (the "Offer Price"), net to the seller in cash (subject to applicable withholding of taxes) without interest thereon, subject to certain conditions set forth in the Offer to Purchase included in the
Schedule 14D-1. The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of May 5, 1999 (the "Merger Agreement"), by and among the Company, Parent and the Purchaser, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer, with the Company being the surviving corporation in the Merger (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Parent. The Schedule 14D-1 states that the address of the principal executive offices of Parent and the Purchaser is 100 California Street, Suite 500, San Francisco, California 94111. A copy of the joint press release issued by the Company and Parent on May 5, 1999 announcing the execution of the Merger Agreement is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 3. Identity and Background.

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, the Purchaser or their executive officers, directors or affiliates.

Arrangements with Directors, Executive Officers or Affiliates of the Company

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement in the sections entitled "Directors Compensation," "Certain Relationships, Transactions and Arrangements," "Compensation Committee Interlocks and Insider Participation," "Employment Agreements and Change-in-Control Arrangements," "Executive Officer Compensation," and "Chief Executive Officer Compensation." The Information Statement is attached hereto as Annex A and incorporated herein by reference.

  In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement and the Confidentiality Agreement dated as of April 14, 1999 between the Company and Parent (the "Confidentiality Agreement"). A copy of the Confidentiality Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

The Merger Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement which is incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 7, 1999. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

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  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of the execution of the Merger Agreement.

  The Merger Agreement provides that the obligation of the Purchaser to, and of Parent to cause the Purchaser to, consummate the Offer and accept for payment, and pay for, any Shares tendered and not withdrawn pursuant to the Offer is subject only to the conditions set forth below under "--Certain Conditions of the Offer" (the "Offer Conditions") (any of which may be waived in whole or in part by the Purchaser in its sole discretion, provided, however, that the Purchaser shall not waive the Minimum Condition (as defined below under "--Certain Conditions of the Offer") without the prior written consent of the Company). The Purchaser expressly reserved in the Merger Agreement the right, subject to compliance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), to modify the terms of the Offer, except that, without the express written consent of the Company, neither Parent nor the Purchaser shall (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to or modify the conditions set forth below under "--Certain Conditions of the Offer" (the "Offer Conditions"), (iv) except as provided in the next paragraph, change the expiration date of the Offer, (v) change the form of consideration payable in the Offer or (vi) amend, alter, add or waive any term of the Offer in any manner adverse to the holders of the Shares.

  Notwithstanding the foregoing, if on any scheduled expiration date of the Offer, all Offer Conditions have not been satisfied or waived, the Merger Agreement provides that the Purchaser may, and at the request of the Company shall, from time to time, extend the expiration date of the Offer for up to ten additional business days, and the Purchaser may, without the consent of Company, (A) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the Commission staff applicable to the Offer and (B) extend the Offer for up to ten business days if there have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least 75% but less than 90% of the issued and outstanding Shares as of the date of determination. The Merger Agreement provides that subject only to the conditions set forth below under "--Certain Conditions of the Offer", the Purchaser shall, and Parent shall cause the Purchaser to, as soon as practicable after the expiration of the Offer, accept for payment, and pay for, all Shares validly tendered and not withdrawn that the Purchaser becomes obligated to accept for payment pursuant to the Offer.

  Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, not less than a majority of the outstanding Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company shall, at such time, cause the Purchaser's designees to be so elected by the existing Board; provided, however, that in the event that the Purchaser's designees are elected to the Board, until the Effective Time (as defined below under "--The Merger") such Board shall have at least three directors who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors") and; provided further that, in such event, if the number of Continuing Directors shall be reduced below three for any reason whatsoever, the remaining Continuing Director(s) shall designate a person to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors of the Company on the date of the Merger Agreement shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement. The Merger Agreement provides that subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the "Information Statement"), and the Company agreed to make such mailing with the mailing of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") (provided that the Purchaser provides to the Company on a timely basis in writing all information required to be included in the Information Statement with respect to the Purchaser's designees). In connection with the foregoing, the

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Company agreed in the Merger Agreement to promptly, at the option of Parent, either increase the size of the Board or use its best efforts to obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to, and to constitute a majority of, the Board.

  The Merger. The Merger Agreement provides that upon the terms and subject to the conditions set forth in such agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser shall be merged with and into the Company at the time the Merger becomes effective (the "Effective Time"). Following the Effective Time, the separate corporate existence of the Purchaser shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Purchaser in accordance with the DGCL.

  Subject to the provisions of the Merger Agreement, as soon as practicable on or after the satisfaction or waiver of the conditions set forth in "-- Conditions to the Merger" (the "Merger Conditions"), the parties shall file
(i) a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, or (ii) in the event the Purchaser shall have acquired 90% or more of the outstanding shares of each class of capital stock of Company, file a certificate of ownership and merger (the "Certificate of Ownership") with the Secretary of State of the State of Delaware, in each case in such form as required by and executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL and other applicable law. The Merger shall become effective at such time as the Certificate of Merger or the Certificate of Ownership, as applicable, is duly filed with the Secretary of State of the State of Delaware, or at such other time specified in the Certificate of Merger or the Certificate of Ownership as the Purchaser and the Company shall agree.

  The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of both the Purchaser and the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement also provides that the certificate of incorporation of the Purchaser as in effect immediately prior to the Effective Time, and as amended to change the name to "Dames & Moore Group", shall be the certificate of incorporation of the Surviving Corporation, and further provides that the By-laws of the Purchaser as in effect immediately prior to the Effective Time will be the By-laws of the Surviving Corporation.

  Conversion Of Securities. The Merger Agreement provides that as of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any shares of capital stock of the Purchaser:

  (i) Each issued and outstanding share of capital stock of the Purchaser shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation;

  (ii) Each Share that is owned by the Company and each Share that is owned by Parent or the Purchaser shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Share that is owned by any direct or indirect wholly-owned subsidiary of Parent (other than the Purchaser) or of the Company shall remain outstanding without change; and

  (iii) Subject to the rights of stockholders ("Dissenting Stockholders") who properly exercise their right of appraisal under the DGCL in regard to their Shares ("Dissenting Shares"), each issued and outstanding Share (other than Shares to be canceled or to remain outstanding in accordance with clause (ii) above, and other than Dissenting Shares) shall be converted into the right to receive from the Surviving Corporation in cash, without interest, $16.00 per Share (the "Merger Consideration"). The Merger Agreement provides that as of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

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  Stock Options. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement but in no event later than the consummation of the Offer, the Company (or, if appropriate, the Board or any committee administering the Stock Option Plans (as defined below)) shall take actions (which, in the case of the Company's 1995 Stock Option Plan for Non-Employee Directors, shall be to make reasonable efforts to obtain the consent of the option holders thereunder to permit actions) such that (including by adopting resolutions or taking any other actions) each outstanding option to purchase Shares (a "Company Stock Option") heretofore granted under any stock option, stock appreciation rights or stock purchase plan, program or arrangement of the Company (collectively, the "Stock Option Plans") that is outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall be canceled immediately prior to the Effective Time in exchange for an amount in cash, payable at the time of such cancellation, equal to the product of (i) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the per Share exercise price of such Company Stock Option. The Merger Agreement provides that the Company (or, if appropriate, the Board or any committee administering the Stock Option Plans) shall take actions such that immediately prior to the Effective Time the outstanding Company Stock Options are canceled as set forth above. The Merger Agreement provides that the Company shall not make, or agree to make, any payment of any kind to any holder of a Company Stock Option (except for the payment described above) without the consent of Parent.

  Subject to the prior paragraph, the Merger Agreement requires that all Stock Option Plans shall terminate as of the Effective Time and the provisions in any other Company benefit plan providing for the issuance, transfer or grant of any capital stock of Company or any interest in respect of any capital stock of Company shall be deleted as of the Effective Time. The Company agreed in the Merger Agreement to use its reasonable best efforts to ensure that following the Effective Time, no holder of a Company Stock Option or any participant in any Stock Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation.

  The Company agreed in the Merger Agreement to take all actions necessary to provide for the cancellation of all outstanding grants of Shares that are subject to a vesting requirement (the "Company Restricted Stock") immediately prior to the Effective Time in exchange for a per share cash payment equal to the Merger Consideration; provided that the Company shall have the right to waive any such vesting requirement and accelerate the vesting of any shares of Company Restricted Stock.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including the following representations by the Company: organization and authority, subsidiaries, capital structure, authorization, no conflicts, consents, Commission filings, financial statements, supplied information, absence of certain changes or events, compliance with laws, litigation, taxes, absence of changes in benefit plans, ERISA compliance, excess parachute payments, insurance, environmental matters, contracts, real and leased real property, intellectual property, stockholder votes, approvals, brokers, opinion of financial advisor, Year 2000 compliance, the Company rights agreement and certain business practices; and the following representation and warranties of Parent and the Purchaser: organization, authority, consents, approvals, no violations, information supplied, interim operations of the Purchaser, brokers, financing and solvency. The representations and warranties of the Company do not survive the consummation of the Offer.

  Conduct of Business. Under the Merger Agreement, the Company has covenanted and agreed that, during the period from May 5, 1999 to the Effective Time or termination of the Merger Agreement, except as otherwise contemplated by the Merger Agreement or to the extent that Parent shall otherwise consent in writing, the Company shall, and shall cause each of its subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable efforts to preserve, in all material respects, intact its business organization, keep available the services of its officers and employees, in all material respects, and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having significant business dealings with it. The Merger Agreement provides that without limiting the generality of the foregoing, during the period from May 5, 1999 to the Effective Time, the Company

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shall not, and shall not permit any of its subsidiaries to (except as expressly permitted by the Merger Agreement or as set forth in certain schedules thereto or to the extent that Parent shall otherwise consent in writing):

  (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than (1) dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (2) contractually required distributions to partners in joint ventures, and (3) earn-out payments in connection with acquisitions consummated prior to May 5, 1999 as set forth in certain disclosure schedules to the Merger Agreement, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

  (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Stock Options outstanding on May 5, 1999 in accordance with their then present terms);

  (iii) amend the certificate of incorporation of the Company or its By-laws or other comparable charter or organizational documents;

  (iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) except as set forth on certain disclosure schedules of the Merger Agreement, any assets that are material, individually or in the aggregate, to the Company, except purchases of supplies and inventory in the ordinary course of business consistent with past practice;

  (v) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales of inventory or sales or licenses of immaterial assets, in each case in the ordinary course of business consistent with past practice and except for sales of assets for consideration that does not exceed, individually or in the aggregate, $1,000,000;

  (vi) (A) incur or suffer to exist any new indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances (other than to employees of the Company in the ordinary course of business) or capital contributions to, or investments in, any other person, except as permitted by certain schedules to the Merger Agreement;

  (vii) except as set forth on certain disclosure schedules to the Merger Agreement, make or agree to make any capital expenditure or expenditures with respect to property, plant or equipment except in the ordinary course of business and except for any capital expenditure that, individually, is in excess of $200,000 or, in the aggregate for the Company and such subsidiaries with respect to all capital expenditures after May 5, 1999, are in excess of $1,500,000;

  (viii) make any material tax election or settle or compromise any material income tax liability or make any change in accounting methods, principles or practices;

  (ix) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), (other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial

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         statements (or the notes thereto) of the Company included in the periodic filings with the Commission required under the Exchange Act or incurred thereafter in the ordinary course of business consistent with past practice and other than settlements or compromises of claims, liabilities or obligations not involving any obligation of the Company other than the payment of money where the amount paid or to be paid in settlement or compromise does not exceed $500,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such matters shall not exceed $1,000,000), or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party;

  (x) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which the Company or any of its subsidiaries is a party, or waive, release or assign any material rights or claims;

  (xi) enter into any material contracts or agreements relating to the distribution, sale or marketing by third parties of the services or products of, or the services or products licensed by, the Company or any of its subsidiaries;

  (xii) except as required to comply with applicable law or agreements, plans or arrangements existing on May 5, 1999 or as set forth in certain schedules to the Merger Agreement, (A) adopt, enter into, terminate or amend any employment agreement or Company benefit plan or other arrangement for the benefit or welfare of any director, officer or current or former employee, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee except with respect to new hires and promotions, in the ordinary course of business, consistent with past practice, (C) pay any benefit not provided for under any Company benefit plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company benefit plans or agreement or awards made thereunder), or (E) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company benefit plan;

  (xiii) obligate itself to pay fees and expenses for the services of Prudential Securities Incorporated ("Prudential Securities") in regard to its services to the Company in connection with the transactions contemplated in the Merger Agreement in excess of the amounts set forth in certain disclosure schedules to the Merger Agreement; or

  (xiv) authorize any of, or commit or agree to take any of, the foregoing actions.

  Prospectus/Proxy Statement; Registration Statement; Stockholders
Meetings. (a) The Merger Agreement provides that if the Company is required to obtain approval from its stockholders of the Merger under applicable law ("Company Stockholder Approval"), the Company will, as soon as practicable following the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to and subject to the Offer Conditions, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders Meeting") for the purpose of obtaining Company Stockholder Approval. The Company agreed in the Merger Agreement that it will, through its Board, recommend to its stockholders that Company Stockholder Approval be given. The Merger Agreement provides that notwithstanding the foregoing, if the Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares, the parties shall, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholders meeting in accordance with Section 253 of the DGCL.

  (b) The Merger Agreement provides that if Company Stockholder Approval is required by law, the Company will, at Parent's request, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement with the Commission and will use its best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. The Company has agreed in the Merger Agreement that it will notify Parent promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders and file with the Commission such an amendment or supplement.

  (c) Parent has agreed in the Merger Agreement to cause all Shares purchased pursuant to the Offer and all other Shares owned by Parent or any subsidiary of Parent to be voted in favor of Company Stockholder Approval.

  No Solicitation. (a) The Merger Agreement provides that the Company shall not, and shall not authorize or permit any of its subsidiaries or any of its or their officers, directors or employees to, and shall use its reasonable efforts to cause any investment banker, financial advisor, attorney, accountant or other representative of the Company or of any of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate (including any action intended to neutralize the rights plan of the Company with respect to), any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that prior to the acceptance for payment of the Minimum Shares (as defined below under "-- Certain Conditions of the Offer") pursuant to the Offer, the Company may, if it is determined in good faith by the Board after consultation with its legal and financial advisors, in response to a Takeover Proposal from any person that was not solicited by the Company and did not otherwise result from a breach of the obligations described in this paragraph, that such Takeover Proposal is likely to result in the acquisition of more than 50% of the outstanding Shares or of the assets of the Company and its subsidiaries, taken as a whole and provide greater value to the Company's stockholders than the transactions provided for in the Merger Agreement (a "Superior Proposal"), (x) furnish information with respect to the Company to such person pursuant to a customary confidentiality agreement, and (y) participate in discussions or negotiations with such person regarding any Takeover Proposal.

  For purposes of the Merger Agreement, "Takeover Proposal" means any proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or 20% or more of any class of outstanding equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

  (b) The Merger Agreement provides that neither the Board nor any committee thereof shall (i) withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board or such committee of the Offer, of the Merger Agreement or the Merger, (ii) approve or recommend any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement (an "Acquisition Agreement") with respect to any Takeover Proposal (other than a confidentiality agreement referred to in paragraph (a) above); provided, however, that prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, the Board is permitted to terminate the Merger Agreement if the Board determines in good faith (based on the advice of the Company's financial advisor that a Takeover Proposal was a Superior Proposal and the advice of the Company's counsel) that failure to terminate the Merger Agreement would constitute a breach of the Board's fiduciary duties under applicable law (provided that substantially concurrently with such termination the Company enters into a definitive agreement containing the terms of the Superior Proposal, and provided further that any termination pursuant to this paragraph shall not be effective unless the Company shall have fully complied with the provision set forth below under "--Fees and Expenses").

  (c) In addition to the obligations of the Company set forth in paragraphs
(a) and (b) above, the Merger Agreement provides that the Company shall immediately (and in any event within 24 hours) advise Parent orally and in writing of any Takeover Proposal, any request for information concerning the Company or its subsidiaries in relation to or any inquiry regarding the making of a Takeover Proposal, the material terms and conditions of such Takeover Proposal, request for information or inquiry and the identity of the person making such Takeover Proposal, request for information or inquiry. The Company agreed in the Merger Agreement that it will keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such Takeover Proposal, request for information or inquiry.

  The Merger Agreement provides that nothing contained in "--No Solicitation" shall prohibit the Company from taking or disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act if, in the good faith judgment of the Board, after consultation with outside counsel, such actions are required under applicable law.

  Solvency Matters. The Merger Agreement provides that Parent and the Company will jointly agree to retain a mutually satisfactory appraisal firm (the "Appraiser") to provide a letter to the Board and the Board of Directors of the Parent (the "Solvency Letter") to the effect that the financing to be provided to Parent to effect the Offer and the Merger and the other transactions contemplated in the Merger Agreement will not cause (i) the fair salable value of the Surviving Corporation's assets to be less than the total amount of its existing liabilities, (ii) the fair salable value of the assets of the Surviving Corporation to be less than the amount that will be required to pay its probable liabilities on its existing debts as they mature, (iii) the Surviving Corporation not to be able to pay its existing debts as they mature or (iv) the Surviving Corporation to have an unreasonably small capital with which to engage in its business.

  The Merger Agreement further provides that the Appraiser will be requested to deliver a Solvency Letter as promptly as practicable. If the Appraiser is unable to deliver the Solvency Letter or the Solvency Letter is not reasonably acceptable to the Board, Parent and the Purchaser covenanted and agreed in the Merger Agreement that, notwithstanding anything to the contrary in the Merger Agreement, the Purchaser will not accept for payment, or pay for, Shares pursuant to the Offer.

  Company Benefit Plans. Until October 31, 1999, Parent shall cause the Surviving Corporation to continue to provide to employees of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements), as a whole, Employee Benefits (as defined below) which, in the aggregate, are not materially less favorable to such employees than the Employee Benefits provided to such employees as of the date of the Merger Agreement. For all Employee Benefits including, without limitation, Employee Plans (as defined below) and other programs of Parent and its affiliates after the Effective Time), Parent will, to the extent permitted under the relevant Employee Plan, cause all service with the Company or any of its subsidiaries prior to the Effective Time of employees (excluding employees covered by collective bargaining agreements) to be treated as service with Parent and its affiliates for eligibility, vesting and benefit accrual purposes to the same extent that such service is taken into account by the Company and its subsidiaries as of the date of the Merger Agreement, except to the extent such treatment will result in duplication of benefits. From and after the Effective Time, Parent shall, to the extent permitted under the relevant Employee Plan,
(i) cause any pre-existing condition or limitation and any eligibility waiting periods (to the extent such limitations or waiting periods did not apply to the employees of the Company under the Employee Plans in existence as of the date of the Merger Agreement) under any group health plans of Parent or any of its Subsidiaries to be waived with respect to employees of the Company and their eligible dependents and (ii) give each employee of the Company credit for the plan year in which the Effective Time occurs toward applicable deductions and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or such later date on which participation commences) during the applicable plan year. "Employee Benefits" shall mean benefits provided under any of the following "Employee Plans": medical, health, dental, life insurance, long-term disability, severance, pension, retirement or savings plan, policy or arrangement, including those such plans for which coverage is generally limited to officers or a select group of highly compensated employees of the Company or any of its subsidiaries. Nothing herein shall require the continued employment of any person or prevent the Company and/or the Surviving Corporation from taking any action or refraining from taking any action which the Company could take or refrain from taking prior to or after the Effective Time, including, without limitation, any action the Company or the Surviving Corporation could take to terminate, or change or reduce the benefits available under, any plan under its terms as in effect as of the date of the Merger Agreement.

  Indemnification. (a) In the Merger Agreement, Parent agreed that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time (including with respect to the transactions contemplated by the Merger Agreement) existing as of May 5, 1999 or at the Effective Time in favor of the then current or former directors or officers of the Company as provided in the Company's certificate of incorporation, the Company's By-laws or any indemnification agreements (each as in effect on May 5, 1999) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms; provided, however, that if any claims are asserted or made during the continuance of such terms, all rights to indemnification (and to advancement of expenses) under the Merger Agreement in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

  (b) The Merger Agreement provides that in the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall expressly assume the obligations set forth under "-- Indemnification". In the event the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, Parent has agreed in the Merger Agreement that it will either guarantee the indemnification obligations referred to in paragraph (a) above or take such other action to insure that the ability of the Surviving Corporation, legal and financial, to satisfy such indemnification obligations will not be diminished in any material respect.

  (c) The Merger Agreement provides that the Surviving Corporation shall (i) maintain for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance"), for all persons who are directors or officers of the Company on May 5, 1999 (the "Insured Parties") or (ii) cause to be provided coverage no less advantageous to the Insured Parties than the D&O Insurance, in each case so long as the annual premium therefor would not be in excess of 125% of the last annual premium paid for the D&O Insurance prior to the date of this Agreement (such 125% amount, the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Merger Agreement provides that the Surviving Corporation will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium.

  Conditions to the Merger. The Merger Agreement provides that the respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver prior to the closing date of the Merger (the "Closing Date") of the following conditions (i) if required by applicable law, Company Stockholder Approval shall have been obtained, (ii) no statute, rule, decision, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity preventing the consummation of the Merger shall be in effect; provided, however, that the party seeking to invoke such condition shall have performed its obligations under the Merger Agreement to cooperate and use reasonable efforts to consummate the transactions contemplated by the Merger Agreement, (iii) the Purchaser shall have (A) commenced the Offer and (B) purchased, pursuant to the terms and conditions of such Offer, all Shares duly tendered and not withdrawn; provided, however, that neither Parent nor the Purchaser shall be entitled to rely on the condition in clause (B) above if either of them shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

  The Merger Agreement also provides that the obligation of the Purchaser and Parent to effect the Merger shall be subject to the satisfaction or waiver prior to the Closing Date of the condition that the Company has performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time.

  The Merger Agreement further provides that the obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver prior to the Closing Date of the conditions that Parent and the Purchaser have performed in all material respects each of their respective obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of it by the stockholders of the Company:

  (a) By mutual written consent of Parent and the Company.

  (b) By either Parent or the Company:

    (i) if the Offer terminates or expires on account of the failure of any condition specified below under "--Certain Conditions to the Offer" without the Purchaser having purchased any Shares thereunder; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any Offer Condition;

    (ii) if any Governmental Entity (as defined below under "--Certain Conditions to the Offer") shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger pursuant to this paragraph (b)(ii) shall have performed its obligations to cooperate and use reasonable efforts to consummate the transactions contemplated by the Merger Agreement; or

    (iii) if the Offer Conditions shall have not been satisfied or waived on or before September 30, 1999, or if the Effective Time shall not have occurred on or before November 30, 1999, provided that the right to terminate the Merger Agreement pursuant to this paragraph (b)(iii) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of the Effective Time to occur.

  (c) By Parent or the Purchaser, prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement that (i) would give rise to the failure of a condition set forth in paragraph (c) or (d) of "--Certain Conditions to the Offer" and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company.

  (d) By the Company, if the Purchaser or Parent shall have (A) failed to commence the Offer within five business days of the public announcement by Parent and the Company of the execution of the Merger Agreement, (B) failed to pay for Shares pursuant to the Offer in accordance with the Merger Agreement or (C) breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform in respect of clause (C) is incapable of being cured or has not been cured within 20 days after the giving of written notice to Parent or the Purchaser, as applicable, except, in any case under clause (C), such breaches and failures which individually or in the aggregate are not reasonably likely to affect adversely Parent's or the Purchaser's ability to complete the Offer or the Merger subject to the terms and conditions of this Agreement.

  (e) By the Company, in accordance with the terms of described in "--No Solicitation", provided that any termination pursuant to this paragraph
      (e) shall not be effective unless the Company shall have complied with the provisions described in "--Fees and Expenses".

  (f) By Parent or the Purchaser, if the Board or any committee thereof shall
      (i) withdraw or modify, in any manner adverse to Parent or the Purchaser, the approval or recommendation by such Board or such committee of the Offer, the Merger Agreement, or the Merger, (ii) approve or recommend any Takeover Proposal, or (iii) cause the Company to enter into any Acquisition Agreement with respect to any Takeover Proposal.

  In the event of a termination of this Agreement by either the Company or Parent as provided under "--Termination", the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective officers or directors, except (A) that Parent and the Purchaser will, upon request, promptly deliver to the Company any stockholder lists or labels obtained in connection with the Offer or the Merger, (B) that Parent and the Purchaser will keep in confidence all information received from the Company or its subsidiaries in confidence according to the terms of the Confidentiality Agreement dated April 14, 1999 between the Company and Parent, (C) that each party will, subject to its obligations as described in "--Fees and Expenses", pay all fees and expenses incurred by such party in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, (D) for the terms of this paragraph, (E) for the obligations of the parties set forth in "--Fees and Expenses" and (F) for certain miscellaneous provisions as set out in Article X of the Merger Agreement; provided, however, that nothing in this paragraph shall relieve any party for liability for any willful and intentional breach of any provision of the Merger Agreement.

  Fees and Expenses. (a) The Merger Agreement provides that in addition to any other amounts that may be payable or become payable pursuant to any provision of the Merger Agreement, if the Merger Agreement is terminated pursuant to paragraph (c) under "--Termination", then the Company shall promptly reimburse Parent for all expenses and costs incurred by Parent in connection with the transactions contemplated by the Merger Agreement up to a maximum of $2.5 million; provided further, that if the Merger Agreement shall have been terminated pursuant to paragraph (c) under "--Termination" as the result of a willful and intentional breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement that (i) would give rise to the failure of a condition set forth in paragraph (c) or (d) of "--Certain Conditions of the Offer" and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company, then the Company shall promptly reimburse Parent for all expenses and costs incurred by Parent in connection with the transactions contemplated by the Merger Agreement in an additional amount up to a maximum of $2.0 million (for an aggregate of $4.5 million). Parent shall provide the Company with notice of the relevant amounts and include copies of any related bill or receipts.

  (b) The Merger Agreement further provides that in addition to any other amounts that may be payable or become payable pursuant to any provision of the Merger Agreement, if the Merger Agreement is terminated pursuant to paragraph
(d) under "--Termination"), then Parent shall promptly reimburse the Company for all expenses and costs incurred by the Company in connection with the transactions contemplated by the Merger Agreement up to a maximum of $2.5 million. The Company shall provide Parent with notice of the relevant amounts and include copies of any related bill or receipts.

  (c) The Merger Agreement provides that the Company shall pay to Parent the Termination Fee (as defined below) if (i) the Merger Agreement is terminated pursuant to the provisions set forth in "--No Solicitation", or pursuant to paragraphs (e) or (f) under "--Termination"; or (ii)(A) any person makes a Takeover Proposal at any time on or after May 5, 1999 and prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, (B) thereafter the Merger Agreement is terminated pursuant to either paragraph (c) or (b)(i) under "--Termination" (due, in the case of paragraph (b)(i), solely to a failure of the Minimum Condition), and (C) within 12 months of such termination the Company enters into an agreement (other than a customary confidentiality agreement) with respect to, or consummates, a Takeover Proposal.

  The term "Termination Fee" shall mean $15 million less the aggregate amount of any expense reimbursements paid or payable under paragraph (a) above. The Termination Fee shall be liquidated damages and not a penalty. The parties agreed in the Merger Agreement that such amount is a reasonable estimate of the costs and expenses that would be incurred and the value of services consumed by and on behalf of Parent and the Purchaser if the transactions contemplated thereunder were not to go forward as a result of such a termination.

  Extension; Waiver. Except as set forth under "--Procedure for Termination, Amendment, Extension or Waiver", the Merger Agreement provides that at any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement,
(ii) waive any inaccuracies in the representations and warranties of the other parties to the Merger Agreement contained in the Merger Agreement or in any document delivered pursuant thereto or (iii) except as set forth in "-- Amendment", waive compliance with any of the agreements or conditions of the other parties to the Merger Agreement contained in the Merger Agreement. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of those rights.

  Amendment. Except as set forth under "--Procedure for Termination, Amendment, Extension or Waiver", the Merger Agreement provides that it may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after obtaining Company Stockholder Approval (if required by law), but, after any such approval, no amendment shall be made that by law requires further approval by such stockholders without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

  Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that a termination of the Merger Agreement pursuant to "-- Termination", an amendment of the Merger Agreement pursuant to "--Amendment" or an extension or waiver pursuant to "--Extension; Waiver" shall, in order to be effective, require in the case of Parent, the Purchaser or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors; provided, however, that in the event that the Purchaser's designees are appointed or elected to the Board as provided in "--Directors", after the acceptance for payment and payment of Shares pursuant to and subject to the Offer Conditions of the Offer and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company,
(ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's and the Purchaser's respective obligations under the Merger Agreement or (iv) take any action to amend or otherwise modify the Company's certificate of incorporation or the Company's By-laws.

  Certain Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless: (i) the number of Shares tendered and not withdrawn shall equal more than 50% (the "Minimum Shares") of the Fully Diluted Shares (defined below) (the "Minimum Condition") prior to the date which is 20 business days following the commencement of the Offer in accordance with the terms of the Merger Agreement or such later date as the Offer may be extended by an amendment to the Merger Agreement in accordance with the provisions described above under "--Amendment" or as described above under "--The Offer"; (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated; and (iii) the Funding Conditions (as defined below) shall have been satisfied or waived. "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities. "Funding Conditions" means the conditions expressly specified in the securities purchase agreement, dated as of May 5, 1999, by and between RCBA and

Parent (the "RCBA Commitment") for the cash equity investment in Parent on the date on which the Offer is consummated of $100 million (the "Equity Contribution"), the firm commitment letter dated May 3, 1999 from Morgan Stanley & Co., Incorporated (the "Bridge Loan Commitment Letter") for the sale of senior subordinated notes on the date on which the Offer is consummated in the aggregate amount of $200 million (the "Bridge Notes"), and the firm commitment letter dated May 3, 1999 (the "Senior Bank Financing Commitment Letter") in which Wells Fargo Bank, National Association, agreed to provide loans in an aggregate amount of $550 million, comprised of $450 million in term loans and $100 million in a revolving credit facility (the "Senior Bank Financing"). The Merger Agreement also provides that, notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer, subject to the terms and conditions of the Merger Agreement and the Purchaser's obligation to extend the Offer as described in "--The Offer," if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

  (a) a Governmental Entity (as defined below) shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the acquisition of Shares by the Purchaser illegal or prohibits or imposes material limitations on the ability of the Purchaser to acquire Shares or otherwise prohibiting (directly or indirectly) consummation of the transactions contemplated by the Merger Agreement or prohibits or imposes material limitations on the ability of Parent to own or operate all or a material portion of the Company's and its subsidiaries' businesses or assets, taken as a whole, subject to Parent's and the Purchaser's obligations to extend the Offer as described in "--The Offer," their obligations under the Merger Agreement to use reasonable efforts to consummate the Offer and Parent's agreement not to terminate the Offer as long as any such injunction or order has not become final and non-appealable;

  (b) there shall have occurred any Material Adverse Change (as defined below) with respect to the Company;

  (c) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer (unless a representation speaks as of an earlier date, in which case it shall be deemed to have been made as of such earlier date), which breaches have not been cured within ten business days after the giving of written notice to the Company;

  (d) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement, which breaches have not been cured within ten business days after the giving of written notice to the Company; or

  (e) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Parent or the Purchaser in any such case, and regardless of the circumstances (including any action or omission by Parent or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments therefor. For the purposes of the Merger Agreement, "Governmental Entity" means any Federal, state, local or foreign government or any court, administrative agency, tribunal or commission or other governmental authority or instrumentality, domestic, foreign or international; and "Material Adverse Change" means any effect that is materially adverse to the business, financial condition or results of operations of such person and its subsidiaries, taken as a whole, or would prevent or materially impede with, hinder or delay the consummation of the Offer, the Merger or any other transaction contemplated in the Merger Agreement.

  The foregoing conditions in paragraphs (a) through (e) are for the sole benefit of the Purchaser and Parent and may, subject to the terms of the Merger Agreement and except for the Minimum Condition, be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Confidentiality Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Confidentiality Agreement.

  Pursuant to a Confidentiality Agreement, URS agreed to keep confidential certain information received from the Company. The Confidentiality Agreement also contains a one-year standstill provision and a provision providing for an exclusive negotiating period with Parent until May 7, 1999 (subject to extension until May 31 in the event that the parties were continuing to negotiate). The provisions of the Confidentiality Agreement shall remain binding and in full force and effect and the parties shall comply with, and shall cause their respective agents and representatives to comply with, all of their respective obligations under the Confidentiality Agreement until the Purchaser purchases a majority of the outstanding Shares pursuant to the Offer.

ITEM 4. The Solicitation or Recommendation.

  (a) Recommendation. The Board of Directors of the Company (the "Board"), at a special meeting held on May 5, 1999, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares thereunder. A copy of the Company's letter to stockholders, dated as of May 11, 1999, is filed hereto as Exhibit 4 and incorporated herein by reference.

  (b) Background; Reasons for the Board's Conclusions.

  Background. In March and June 1998, at regularly scheduled meetings of the Board, senior management of the Company and the Board reviewed the Company's stock price performance in recent years and the prospects for improvement, in light of, among other things, the market sectors that the Company operated in, the relatively high leverage of the Company, the relatively low liquidity available in the Company's stock due to relatively thin trading, and the general lack of investor interest in small capitalization stocks at the current time. Senior management and the Board determined that it should take action to consider the Company's available strategic alternatives in the event that, in the following few months, the Company's stock price did not respond appreciably to strategic initiatives undertaken to date, including the Company's pending acquisition of Radian International, LLC.

  In the Fall of 1998, management of the Company began to explore the possibility of pursuing a leveraged buy-out transaction with a financial investor. Management made preliminary contacts with approximately eight financial investors to explore strategic options for the Company. Of the eight entities contacted by the Company, six received some information about the Company prepared by management and four executed confidentiality agreements with the Company. Of these financial investors, two parties ("Financial Investor A" and "Financial Investor B") expressed significant interest in sponsoring a leveraged buy-out of the Company, in transactions which would have required a significant equity investment by the management of the Company.

  In November 1998, at a regularly scheduled meeting of the Board, management informed the Board that Financial Investor A was interested in making a proposal to the Board for a leveraged buy-out transaction with significant management investment, provided that the Company was willing to negotiate with Financial Investor

A on an exclusive basis. The Board formed a Special Committee of the Board, composed of independent directors, in order to evaluate Financial Investor A's proposal. Subsequent thereto, the Special Committee retained independent legal counsel and Prudential Securities as financial advisor to the Special Committee. The Special Committee agreed to exclusive negotiations with Financial Investor A, in part because of the belief that an active solicitation of indications of interest from third parties, including competitors, could have a destabilizing effect on the Company and its employees which could jeopardize any transaction and the Company's on-going business.

  In December 1998, Financial Investor A and its legal counsel and financial advisor commenced business and legal due diligence on the Company, which continued through January 1999. In late January and early February 1999, the parties began discussions regarding a draft merger agreement which had been proposed by Financial Investor A. On or about February 10, 1999, the parties terminated further discussions.

  On or about March 1, 1999, Financial Investor A, the Special Committee and management of the Company reinitiated discussions regarding the proposed leveraged buy-out, and, in mid-March, Financial Investor A presented a non-binding proposal to acquire the Company. Over the course of the next three weeks, the parties engaged in intensive, substantive negotiations regarding the financial terms of the proposed transaction, the structure of the transaction, financing for the transaction, and the terms of management's participation in the transaction. During the course of these negotiations, the Special Committee held several meetings with its legal counsel and financial advisor (which included advice from Prudential Securities regarding the fairness of the proposed transaction to the stockholders of the Company). On April 1, 1999, the Board of Directors of the Company held a meeting to consider the proposed transaction with Financial Investor A, and approved the proposed transaction, subject to certain terms and conditions. On April 2, 1999, Financial Investor A terminated further discussions with the Company.

  Following termination of discussions with Financial Investor A, on April 5, 1999, management of the Company commenced discussions with Financial Investor B regarding an alternative leveraged buy-out transaction in which both Financial Investor A and Financial Investor B would jointly participate. The terms under discussion with Financial Investor B were similar to those that had previously been discussed with Financial Investor A.

  On April 8, 1999, Martin M. Koffel, Chairman and Chief Executive Officer of Parent, contacted Arthur C. Darrow, Chairman, Chief Executive Officer and President of the Company, and requested a meeting.

  Messrs. Koffel and Darrow met on April 12 in Santa Barbara, California. At this meeting, Mr. Koffel presented Mr. Darrow with a letter containing an offer, approved by the Board of Directors of Parent, to acquire all outstanding common stock of the Company for a price of $16.00 per share in cash. The purchase offer was subject to customary due diligence, approval of the Board of Directors of the Company, execution of a definitive agreement, certain standard regulatory filings, and stockholder approvals. The offer letter stated that financial partners working with Parent to analyze the potential transaction had confirmed that debt and equity financing would be made available to Parent to finance the purchase price and refinance the credit facilities of the combined enterprise. The offer letter requested that the Company respond as soon as possible, and in any event, no later than the close of business on April 14, 1999. Mr. Koffel told Mr. Darrow that Parent wished to proceed quickly with negotiations with the Company on an exclusive basis. Mr. Koffel told Mr. Darrow that Parent's offer was a full price offer that was intended to be preemptive, and that the offer price was not subject to negotiation. Mr. Darrow indicated to Mr. Koffel that Parent's offer appeared to present a very attractive strategic alternative to the Company and its stockholders, and that he would present it to the Board promptly.

  On April 14, the Board held a special telephonic meeting, at which all members of the Board were present, as well as legal counsel to the Company, Latham & Watkins. At this meeting, Mr. Darrow presented the details of Parent's proposal to the Board, as well as background of Parent, its record of other acquisitions of public and private businesses, the strategic reasons for the combination of Parent and the Company, and the proposed financing for the offer. The Board also discussed the status of negotiations between the Company and Financial

Investor B. The Board noted that the Parent's proposal was at a price that was in excess of the range of prices that had been discussed with both Financial Investor A and Financial Investor B. The Board authorized management to pursue negotiations with Parent on an expedited basis. The Board authorized management to agree to a limited period of exclusive negotiations with Parent, but requested that management obtain a standstill agreement from Parent for at least a one year period.

  The Company then negotiated and entered into the Confidentiality Agreement with Parent, which provided for an exclusive negotiating period with Parent until May 7, 1999 (subject to extension until May 31, 1999 in the event that the parties were continuing to negotiate). The Confidentiality Agreement also contained a one year standstill agreement by Parent. The Company then immediately terminated negotiations with Financial Investor B.

  On April 16, 1999, representatives of Parent, Parent's legal counsel, Cooley Godward LLP, and the Parent's financial advisor, Morgan Stanley & Co., Incorporated, held an organizational meeting in Los Angeles, California with representatives of the Company and its legal counsel. At this meeting, the parties discussed several proposed alternative transaction structures, including a merger, or a tender offer followed by a merger. The Company expressed a strong preference for a structure that would include a cash tender offer because it would expedite the delivery of cash to the stockholders of the Company, and the expedited closing would be less disruptive to the Company's employees. Parent indicated it was seriously considering the feasibility of the tender offer structure. The parties also discussed the proposed financing for the transaction, including both debt and equity financing. The Company indicated that, in connection with the execution of any definitive agreement, Parent must provide the Company with firm financing commitments in a form acceptable to the Company. In addition, at this meeting, representatives of Parent and its advisors commenced legal and business due diligence on the Company.

  On April 19, the parties met in San Francisco, California. At this meeting, certain members of senior management of the Company and the managers of each of the Company's key operating divisions made presentations to representatives of Parent and its financial advisors, legal counsel, bank lenders, and RCBA Strategic Partners, L.P. ("RCBA").

  On April 20, counsel for Parent delivered to counsel for the Company a proposed draft of a merger agreement, which proposed a cash tender offer followed by a cash merger.

  From April 21 through April 23, representatives of Parent and Parent's financial advisors met in Los Angeles with representatives of the Company. During this period, the Company continued to provide Parent with financial and legal due diligence regarding the Company.

  On April 24, counsel for the Company delivered to counsel for Parent comments on the proposed draft of the merger agreement. Comments on the draft merger agreement included, among other things, a prohibition on the Purchaser waiving the Minimum Condition, and revisions to the termination provisions, conditions to the Offer, the non-solicitation covenant, and fees and expenses payable upon termination. On April 27, counsel for Parent and counsel for the Company held a telephone call during which they negotiated and resolved a number of the comments on the draft merger agreement that had been raised by the Company and its counsel.

  On April 28, representatives of Parent and the Company met in Austin, Texas. During this meeting, the Parent's representatives toured the facilities of Radian and met with certain senior officers of Radian.

  From April 29 to 30, representatives of RCBA, Wells Fargo Bank, N.A., and Arthur Andersen & Co., RCBA's accountants, met with representatives of the Company in Los Angeles, continuing the financial, operational and legal due diligence.

  On April 30, representatives of Parent and the Company and their respective legal counsel held a telephonic conference call, at which substantially all remaining outstanding issues in the merger agreement were discussed and resolved. That evening, Parent provided the Company and its counsel with drafts of the agreement for the Equity Contribution and the commitment letters relating to the sale of the Bridge Notes and the Senior Bank

Financing. On May 1 and 2, the Company and its counsel provided Parent with comments on such agreement and commitment letters, which then were finalized and executed by the financing sources on May 3. A special meeting of the Board was then scheduled for May 5.

  The Company has been advised by Parent that on May 3 and again on May 5, members of the Parent Board met to consider the final terms of the proposed transaction and its financing. On May 3, an authorized officer of Parent and the Purchaser executed and delivered to the Company the Merger Agreement, to be held in escrow pending consideration of the proposed transaction by the Board. The Parent Board on May 5 formally confirmed and ratified its earlier determination that the transaction and the related financing was in the best interests of the stockholders of Parent and (i) approved the Offer and the Merger, (ii) approved the Merger Agreement and declared its advisability, and
(iii) approved and declared advisable the financing for the Offer and the Merger.

  On May 5, the Board held a special meeting at which all directors were present in person or by telephone. At this meeting, the Board considered the final terms of the Offer, the Merger, and the Merger Agreement. The terms were reviewed with the Company's management, the Company's legal counsel, and representatives of Prudential Securities. The Board heard and participated in presentations by its legal counsel with respect to the terms of the proposed transaction and a summary of the fiduciary obligations of the Board in considering such a transaction. The Board also heard and participated in a presentation by Prudential Securities with respect to the financial terms of the proposed transaction.

  At the conclusion of its presentation, representatives of Prudential Securities delivered the oral opinion of Prudential Securities to the Board (subsequently confirmed in writing) to the effect that, as of such date, the consideration to be received by the holders of the Company's stock pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

  Based upon such discussions, presentations and opinion, the Board unanimously (i) approved and declared advisable the Offer and the Merger and the execution of the Merger Agreement in substantially the form presented to it, and the transactions contemplated thereby, and (ii) determined to recommend that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer, and approve the Merger.

  Following such approval by the Company's Board, an authorized officer of the Company executed the Merger Agreement and delivered it to Parent. The Offer and the Merger were publicly announced after U.S. financial markets closed on May 5, 1999.

  Reasons for the Board's Conclusions. In reaching the determination described in paragraph (a) above, the Board considered a number of factors, including without limitation, the following:

  (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

  (ii) Current conditions and trends in the engineering and environmental services industry, and the effect of those trends and conditions on the Company;

  (iii) The leveraged capital structure of the Company, the significant competition in and consolidation of the industry in which the Company operates, the relative size of the other participants in the industry and the available capital and resources of such other participants as compared to the available capital and resources of the Company;

  (iv) The current prospects for appreciation of the Company's valuation given the Company's small market capitalization;

  (v) A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of continuing to operate the Company as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry, various financing alternatives involving a recapitalization of the Company, a leveraged buy-out or similar going private transaction, and a sale or partial sale of the Company through a merger or by other means; and, in respect of each alternative, the timing and the likelihood of actually accomplishing such alternative;

  (vi) The results of efforts undertaken by the management of the Company to solicit indications of interest in the possible acquisition of the Company from third parties, other than Parent;

  (vii) The financial and valuation analyses presented to the Board by Prudential Securities, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

  (viii) The oral opinion of Prudential Securities which was later confirmed in a written opinion, dated May 5, 1999, to the effect that, as of the date of the opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. The full text of Prudential Securities' written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by Prudential Securities is attached hereto and filed as Exhibit 6 hereto and incorporated herein by reference. Stockholders are urged to read the opinion carefully and in its entirety;

  (ix) The terms and conditions of the Merger Agreement, including, without limitation, that the terms of the Merger Agreement will not prevent other third parties from making proposals subsequent to execution of the Merger Agreement, will not prevent the Company's Board from providing information to and engaging in negotiations with third parties that make proposals that are determined in good faith by the Board to likely result in a transaction providing greater value to the Company's stockholders than the Offer and the Merger, and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed above under "Item
3. Identity and Background--The Merger Agreement--Fees and Expenses," to enter into a transaction with a third party that would be more favorable to the Company's stockholders than the Offer and the Merger, if the Board of Directors determines in good faith that failure to terminate the Merger Agreement would constitute a breach of the Board's fiduciary duties;

  (x) The likelihood that the Merger would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated;

  (xi) The fact that Parent and the Purchaser had obtained firm commitments to finance the Offer and the Merger;

  (xii) The structure of the transaction, which is designed, among other things, to result in the holders of Shares receiving, at the earliest practicable time, the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same;

  (xiii) The relationship of the Offer price to historical market prices for the Shares and to the Company's per share book value; and

  (xiv) The availability of dissenters' rights in the Merger under applicable law.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. Persons Retained, Employed or to be Compensated.

  The Company has retained Prudential Securities to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of their engagement, the Company has agreed to pay Prudential Securities a fee of $4,600,000, payable upon consummation of the Offer. The Company has also agreed to reimburse Prudential Securities for reasonable expenses and to indemnify Prudential Securities and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement. In the ordinary course of business, Prudential Securities and its affiliates may actively trade or hold the securities of the Company and affiliates of the Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. Recent Transactions and Intent with Respect to Securities.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Prior to entering into the Merger Agreement, the Company had contacts and negotiations with other entities that had expressed interest in the Company. Upon execution of the Confidentiality Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described above, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. Additional Information to be Furnished.

  (a) The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders.

  (b) As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

  In accordance with the Merger Agreement and Section 203, at its meeting on May 5, 1999, the Board unanimously approved the Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and, therefore, Section 203 is inapplicable to the Offer and the Merger.

  (c) Pursuant to the Merger Agreement, the Company and the Board have authorized all necessary action to amend, and the Company has amended, the Company Rights Agreement dated as of March 28, 1997, between the Company and ChaseMellon Shareholder Services LLC and the documents relating thereto (collectively, the "Rights Plan"), without redeeming the rights issued pursuant to the Rights Plan (the "Company Rights"), so that (a) neither the Offer nor the Merger will cause any Company Rights to become exercisable or to separate from the stock certificates to which they are attached, (b) neither URS nor any of its subsidiaries, affiliates or associates shall be an Acquiring Person (as such terms are defined in the Rights Plan) and (c) no other provision of the Rights Plan will be triggered or affected by the Offer or the Merger, including provisions relating to the occurrence of a Distribution Date (as such term is defined in the Rights Plan).

  (d) Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the purchase of Shares pursuant to the Offer cannot be made until the expiration of a 15-calendar day waiting period following the required filing of a Premerger Notification and Report Form by the ultimate parent entity of the Purchaser, which the Company understands was submitted on May 7, 1999. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on May 22, 1999, unless early termination of the waiting period is granted by the Federal Trade Commission ("FTC") and the Department of Justice, Antitrust Division (the "Antitrust Division"), or the ultimate parent entity of the Purchaser receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the ultimate parent entity of the Purchaser with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of the ultimate parent entity of the Purchaser.

  Pursuant to the HSR Act, RCBA has filed Premerger Notification and Report Forms (the "RCBA Filing") with the Antitrust Division and the FTC in connection with a cash equity investment in URS on the date on which the Offer is consummated of $100 million (the "Equity Contribution"). Under the provisions of the HSR Act applicable to the Offer, URS may not consummate the Equity Contribution until the expiration of a 30-calendar waiting period following the RCBA Filing, which period will expire at 11:59 p.m., New York City time, on June 6, 1999. Pursuant to the HSR Act, URS requested early termination of the waiting period applicable to the Equity Contribution Filing. There can be no assurance, however, that the 30-day HSR Act waiting period in connection with the Equity Contribution Filing will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from URS with respect to the RCBA Filing, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the twentieth calendar day after the date of substantial compliance by URS with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may be extended and, in any event, the purchase of and payment for Shares will be deferred until twenty days after the request is substantially complied with, unless the extended period expires on or before the date when the initial 30-day period of the Equity Contribution Filing would otherwise have expired, or unless the waiting periods are sooner terminated by the FTC or the Antitrust Division.

ITEM 9. Material to be Filed as Exhibits.

Exhibit 1. Agreement and Plan of Merger, dated as of May 5, 1999, by and among
           Parent, the Purchaser and the Company. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 7, 1999).

Exhibit 2. Press Release issued by the Company and Parent on May 5, 1999.
           (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated May 7, 1999).

Exhibit 3. Confidentiality Agreement, dated April 14, 1999, between Parent and the Company.

Exhibit 4. Letter to Stockholders dated as of May 11, 1999.*

Exhibit 5. Letter to Dames & Moore Capital Accumulation Plan Participants
           dated as of May 11, 1999.

Exhibit 6. Opinion of Prudential Securities Incorporated dated as of May 5,
           1999.*
--------
* Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1999

                                          DAMES & MOORE GROUP

                                          By: /s/ Mark A. Snell
                                             -------------------------------
                                              Mark A. Snell
                                              Executive Vice President and
                                              Chief Financial Officer

                                    ANNEX A

                              DAMES & MOORE GROUP
                       911 WILSHIRE BOULEVARD, SUITE 700
                         LOS ANGELES, CALIFORNIA 90017

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about May 11, 1999, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, after the purchase by the Purchaser pursuant to the Offer of such number of shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis, to cause the Purchaser's designees (the "Designees") to be elected to a majority of the seats on the Board as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  Pursuant to the Merger Agreement, on May 11, 1999, Parent and the Purchaser commenced the Offer. The Offer is scheduled to expire on June 8, 1999, unless the Offer is extended.

  The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Parent, the Purchaser and the Designees has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Stock, par value $.01 per share (the "Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of April 30, 1999, there were 18,595,311 shares of Common Stock outstanding.

                              BOARD OF DIRECTORS

General

  The Board is currently comprised of nine members. Pursuant to the Company's Bylaws (the "Bylaws"), directors are elected annually. All directors of the Company hold office until the election and qualification of their successors.

Designees

  Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares representing not less than a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, the Purchaser is entitled to designate such number of members of the Board as will give Purchaser a majority of such Directors; provided, however, that until the Effective Time, there shall be at least three directors of the Company who are directors of the Company as of the date hereof. Upon the request of the Purchaser, the Company shall promptly
(i) either increase the size of the Board or use its best efforts to secure the resignation of such number of its incumbent directors as is necessary to enable the Designees to be so elected to the Board and (ii) cause the Designees to be so elected.

  The Purchaser has informed the Company that it will choose the Designees from the executive officers of Parent listed in Schedule I attached hereto. The Purchaser has informed the Company that each of the executive officers listed in Schedule I has consented to act as a director, if so designated. The business address of Parent and the Purchaser is 100 California Street, Suite 500, San Francisco, California 94111.

  It is expected that the Designees may assume office at any time following the purchase by the Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis, which purchase cannot be earlier than June 9, 1999, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board. To the extent that the Board will consist of persons who are not among the Designees, the Board is expected to consist of persons who are currently directors of the Company who have not resigned.

Directors and Executive Officers of the Company

  The names, ages and principal occupation for the past five years and directorships of the Company's directors and executive officers are as follows:

 Directors

         Name               Age                      Position
         ----               ---                      --------
   Ursula M. Burns.........  40 Director
   Robert F. Clarke........  57 Director
   Arthur C. Darrow........  55 Chairman of the Board of Directors, Chief Executive
                                 Officer and President
   Gary R. Krieger.........  48 Vice President and Director
   George D. Leal..........  65 Director
   A. Ewan Macdonald.......  57 Director
   Michael R. Peevey.......  61 Director
   Harald Peipers..........  70 Director
   Arthur E. Williams......  61 Director

  Ursula M. Burns is Senior Vice President of Worldwide Manufacturing of Xerox Corporation. Prior to her assignment to this position in 1999, Ms. Burns served as Vice President and General Manager, Departmental Business Unit within the Office Document Products Group of Xerox Corporation from 1997 to 1999, as Vice President of three other Xerox business units from 1992 to 1997, as Executive Assistant to the Chairman and Chief Executive Officer of Xerox Corporation from 1991 to 1992 and in various other positions with Xerox Corporation from 1982 to 1991. She has served as a director of the Company since 1997 and is also a director of PQ Corporation, Hunt Corporation and Lincoln Electric Corporation. Ms. Burns has bachelor's and master's degrees in mechanical engineering from Polytechnic Institute of New York and Columbia University, respectively.

  Robert F. Clarke is Chairman, President and Chief Executive Officer and a director of Hawaiian Electric Industries, the parent company of Hawaiian Electric Company and other non-utility subsidiaries. Prior to his election as Chairman in 1998, and President and Chief Executive Officer in 1991, he served as Group Vice President from 1988 to 1990 and as Vice President of Strategic Planning from 1987 to 1988. He has a bachelor's degree in economics and a master's degree in business administration from the University of California, Berkeley. He has served as a director of the Company since 1997.

  Arthur C. Darrow has been employed by the Company since 1973. He has served as a director since 1994, as Chief Executive Officer and President since 1995, and has served as Chairman of the Board of Directors since 1998. Between 1993 and 1994, he served as President and Chief Operating Officer; between 1991 and 1993, as Senior Vice President--Western North America Division; and between 1988 and 1991, as the Company's Western Region General Manager and Division Manager--Western North America. Mr. Darrow has bachelor's and master's degrees in geology from the University of California, Santa Barbara.

  Gary R. Krieger has been employed by the Company since 1988 as Corporate Head of Health & Safety and has served as Vice President and Manager of Health Consulting Services since 1991. He has a bachelor's degree in English literature and chemistry and a medical degree from the University of North Carolina, Chapel Hill, and a master's degree in public health from Johns Hopkins University. Dr. Krieger completed a residency in internal medicine at the Mayo Clinic.

  George D. Leal has served as a consultant to the Company during 1999. He previously served as Chairman of the Board of Directors from 1981 to 1998, and served as Chief Executive Officer from 1981 through 1994. He was an employee of the Company from 1959 through 1998. Mr. Leal has bachelor's and master's degrees in civil engineering from Santa Clara University and the California Institute of Technology, respectively, and a master's degree in business administration from the University of Chicago.

  A. Ewan Macdonald retired as Chairman and Chief Executive Officer of Del Monte Foods, a consumer products company, in 1994. He served as the Chairman and Chief Executive Officer of Del Monte Foods from 1990 to 1994, as President and Chief Executive Officer from 1987 to 1990 and as Marketing Director from 1985 to 1987. He has served as a director of the Company since 1997, and is also a director of Bank of the West. He has a master's degree in economics from the University of Edinburgh, Scotland.

  Michael R. Peevey has served as President of New Energy Ventures, Inc. since 1995. He retired in 1993 as President and a director of Edison International, Inc. and its subsidiary, Southern California Edison Company, a position he accepted in 1990. He was an Executive Vice President of these companies from 1985 to 1990. He has served as a director of the Company since 1993, and he is also a director of Electro Rent Corporation, Amerigon Incorporated and Ocal, Inc. Mr. Peevey has bachelor's and master's degrees in economics from the University of California, Berkeley.

  Harald Peipers has served as a director of the Company since 1985. Dr. Peipers is an Attorney-at-Law in Essen, Germany. He served as a member of the Board of Executive Directors of Hochtief Aktiengesellschaft vorm. Gebr. Helfmann ("Hochtief AG"), a German corporation engaged in civil engineering and construction, between 1975 and 1994. He has a doctorate degree in law from the University of Heidelberg, is a director of Keller Group plc, and is Vice Chairman of the Board of Directors of Athens International Airport S.A.

  Arthur E. Williams retired as Chief of Engineers and Commanding General of the U.S. Army Corps of Engineers in 1996. He was the National President of the Society of Military Engineers from 1995 to 1996 and served as President of the Mississippi River Commission from 1989 to 1991. He has served as a director of the Company since 1997 and currently serves on the Advisory Board for the School of Engineering, Rensselaer Polytechnic Institute (RPI). Mr. Williams has bachelor of science degrees from St. Lawrence University and RPI, a master of science degree in civil engineering and economic planning from Stanford University, and an honorary doctorate degree in engineering from RPI. He is also a graduate of the Naval War College and is a registered professional engineer.

 Executive Officers

   Name                   Age                     Position
   ----                   ---                     --------
   Arthur C. Darrow......  55 Chairman, Chief Executive Officer and President
   Mark A. Snell.........  42 Executive Vice President, Chief Financial Officer
                               and Corporate Secretary
   Glenn M. Martin.......  49 Executive Vice President, Chief Operating Officer
   Henry Klehn, Jr. .....  62 Executive Vice President, Corporate Development
   Robert M. Perry.......  67 Executive Vice President, Corporate Affairs
   Leslie S. Puget.......  44 Corporate Controller

  Mr. Darrow's biography appears above.

  Mark A. Snell has served as Executive Vice President and Chief Financial Officer of the Company since September, 1996. Prior to joining the Company, he served as Executive Director and Chief Financial Officer at the international law firm of Latham & Watkins from 1993 to 1996, and as Executive Vice President and Chief Financial Officer at World Oil Corporation from 1990 to 1993. Mr. Snell, a CPA, holds a bachelor of science degree from San Diego State University.

  Glenn D. Martin has been employed by the Company since 1972. He has served as Executive Vice President and Chief Operating Officer since 1998. Between 1993 and 1998, Mr. Martin served as Senior Vice President and Manager--Central U.S. and Latin America Division. From 1985 to 1992, he served as the Chicago Office Managing-Principal-in-Charge and then as the Company's Mid-Continental Region General Manager. He has a bachelor's degree in geology from the University of Cincinnati.

  Henry Klehn, Jr. has been employed by the Company since 1960. He has served as Executive Vice President--Corporate Development since 1993. Between 1983 and 1993, he served as Chief Operating Officer and as an Executive Vice President since 1991. He has a bachelor's degree in geological engineering and a master's degree in engineering science from the University of California-- Berkeley.

  Robert M. Perry has been employed by the Company since 1955. He has served as a director from 1981 to 1998, and as an Executive Vice President since 1991. Between 1978 and 1995, he served as Chief Financial Officer. He has a bachelor of science degree in civil engineering from the University of Michigan, and is a registered professional engineer.

  Leslie S. Puget has served as Corporate Controller of the Company since 1995. Prior to a two-year professional sabbatical, she served as Vice President of Finance from 1985 to 1993 and as Controller from 1982 to 1985 for Cushman Realty Corporation. Ms. Puget, a CPA, holds a bachelor of science degree from the University of Illinois at Urbana--Champaign.

Board Meetings and Committees

  The business of the Company is managed by and under the direction of the Board as provided by the laws of Delaware, the Company's state of incorporation. During the fiscal year ended March 26, 1999, the Board met five times. Each current director attended more than 75 percent of the aggregate number of meetings of the Board held during the period for which he or she was a director and meetings of the committees of the Board held during the periods he served on such committees.

  The Audit Committee of the Board reviews the scope of the independent public auditors' examination and related fees, the accounting principles applied by the Company in financial reporting, the scope of internal auditing procedures and the adequacy of internal controls. Robert F. Clarke (Chairman), Ursula M. Burns and Harald Peipers are the members of the Audit Committee. The Audit Committee met three times during fiscal 1999.

  The Compensation Committee administers the Company's Long-Term Incentive Plan. The Compensation Committee also establishes the salary and bonus of the Company's Chief Executive Officer and approves the salaries and bonuses of the Company's other executive officers. The Compensation Committee's report on Executive Compensation is contained in a subsequent section of this Information Statement. A. Ewan Macdonald (Chairman), Ursula M. Burns and Robert F. Clarke are the members of the Compensation Committee. The Compensation Committee met three times during fiscal 1999.

  The Executive Action Committee of the Board is permitted to approve certain contracts and to take various other specified actions on behalf of the Board between meetings of the Board. The members of the Executive Action Committee are George D. Leal, Arthur C. Darrow, Robert M. Perry and Mark A. Snell. The Executive Action Committee did not hold any meetings during fiscal 1999.

  The Nominating Committee of the Board evaluates and recommends candidates for nomination to the Board, recommends directors for membership on Board committees and reviews the Company's plans for management and succession. The members of the Nominating Committee are Michael R. Peevey (Chairman), A. Ewan Macdonald, Gary R. Krieger and Arthur E. Williams. The Nominating Committee met one time during fiscal 1999.

Directors Compensation

  The Company pays each of its non-employee directors an annual retainer fee of $25,000 plus $1,000 per day for each Board meeting or committee meeting attended by the director. Each non-employee director who chairs a Board committee receives an additional annual retainer of $5,000 for each committee chaired. Retainer fees are paid in arrears at fiscal year-end and may be taken in cash, applied to the purchase of Company stock, or deferred under the terms of the Dames & Moore Group Deferred Compensation Plan effective May 2, 1998, as amended May 5, 1999 (the "Deferred Compensation Plan"). Meeting fees are payable currently or may be deferred or applied to the purchase of stock. Non-employee directors also are reimbursed for actual out-of-pocket travel expenses in connection with attendance at Board or committee meetings.

  Under the terms of the Company's 1995 Stock Option Plan for Non-Employee Directors, each newly elected non-employee director receives an option grant on the first business day which follows the date of the conclusion of the annual meeting to purchase 5,000 shares of Common Stock at an exercise price equal to 100 percent of the fair market value of the stock as of the grant date. Each continuing non-employee director on subsequent reelection receives an annual option grant to purchase 1,000 shares of Common Stock on the same date and at the same exercise price described in the preceding sentence.

  Other directors receive no remuneration for serving as directors other than reimbursement of travel expenses.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  With respect to each person known by the Company to be the beneficial owner of more than five percent of its Common Stock, each director of the Company, each of the Chief Executive Officer and the four other most highly compensated executive officers of the Company (the "Named Executive Officers") and all directors and executive officers of the Company as a group, the following table sets forth the number of shares of Common Stock beneficially owned as of March 26, 1999 by each such person or group and the percentage of the outstanding shares of the Company's Common Stock beneficially owned as of March 26, 1999 by each such person or group. As of March 26, 1999, the Company had 18,330,254 shares of Common Stock outstanding. Unless otherwise indicated, each of the following shareholders has, to the Company's knowledge, sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.

                                                Shares Beneficially Owned
                                          -------------------------------------
                                              Amount and Nature      Percentage
        Name of Beneficial Owner          of Beneficial Ownership(1) Ownership
        ------------------------          -------------------------- ----------
State of Wisconsin Investment Board
 (2)....................................          1,210,200             6.6%
Wellington Management Company, LLP (3)..          1,412,500             7.7%
Dimensional Fund Advisors Inc. (4)......          1,027,800             5.6%
Heartland Advisors, Inc. (5)............            936,400             5.1%
Ursula M. Burns (6).....................              6,964               *
Robert F. Clarke (7)....................              3,666               *
Gary R. Krieger (8).....................             21,029               *
George D. Leal (9)......................            421,276             2.3%
A. Ewan Macdonald (10)..................              3,666               *
Michael Peevey (11).....................             10,999               *
Arthur E. Williams (12).................              1,000               *
Harald Peipers (13).....................                500               *
Arthur C. Darrow (14)...................            294,498             1.6%
Mark A. Snell (15)......................              8,114               *
Glenn Martin (16).......................            138,748               *
Henry Klehn, Jr. (17)...................            411,758             2.2%
Leslie Puget (18).......................                750               *
All executive officers and directors as
 a group (13 persons) (19)..............          1,322,968             7.2%

--------
  *Less than 1%

 (1) For purposes of this table, a person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares that each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed outstanding as to any other person.

 (2) Information presented for the State of Wisconsin Investment Board is based solely on a filing on Schedule 13G dated January 16, 1999, in which it reported sole voting and dispositive power with respect to such shares. The address of the State of Wisconsin Investment Board is P.O. Box 7842, Madison, Wisconsin 53707.

 (3) Information presented for the Wellington Management Company, LLP is based solely on a filing on Schedule 13G dated December 31, 1998, in which it reported sole voting and dispositive power with respect to such shares. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

 (4) Information presented for the Dimensional Fund Advisors Inc. is based solely on a filing on Schedule 13G dated February 12, 1999, in which it reported voting and investment power with respect to such shares. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

 (5) Information presented for Heartland Advisors, Inc. is based solely on a filing on Schedule 13G dated January 13, 1999, in which it reported sole voting power over 322,400 shares and sole dispositive power over 936,400 shares. The address of Heartland Advisors, Inc. is 790 North Milwaukee Street, Milwaukee, Wisconsin 53202.

 (6) Includes an aggregate of 1,666 options that are exercisable within 60 days of the date hereof and includes 3,159 units of a stock fund that tracks performance of the Company Common Stock pursuant to the Deferred Compensation Plan.

 (7) Includes an aggregate of 1,666 options that are exercisable within 60 days of the date hereof.

 (8) Includes an aggregate of 16,632 options that are exercisable within 60 days of the date hereof and 956 units of a stock fund that tracks performance of the Company Common Stock pursuant to the Deferred Compensation Plan.

 (9) Information for Mr. Leal includes 19,000 shares owned by the George and Mary Ann Leal Foundation, a charitable non-profit corporation, and as to which Mr. Leal may be deemed the beneficial owner. Mr. Leal is President and Chairman of the Board of the foundation and, subject to the approval and supervision of the foundation's Board of Directors, is responsible for directing the voting and disposition of these shares. Mr. Leal has no pecuniary interest in these shares and disclaims beneficial ownership of them. Information presented for Mr. Leal also includes an aggregate of 37,000 options that are exercisable within 60 days of the date hereof.

(10) Includes an aggregate of 1,666 options that are exercisable within 60 days of the date hereof.

(11) Includes an aggregate of 5,999 options that are exercisable within 60 days of the date hereof.

(12) Mr. Williams has no options that are exercisable within 60 days of the date hereof.

(13) Mr. Peipers has no options that are exercisable within 60 days of the date hereof.

(14) Includes an aggregate of 34,625 options that are exercisable within 60 days of the date hereof plus 6,000 shares of a stock fund that tracks performance of the Company Common Stock pursuant to the Deferred Compensation Plan.

(15) Includes an aggregate of 800 options that are exercisable within 60 days of the date hereof, 2,300 shares of a stock fund that tracks performance of the Company Common Stock pursuant to the Deferred Compensation Plan, and 354 shares held in the Dames & Moore Capital Accumulation Plan.

(16) Includes an aggregate of 24,350 options that are exercisable within 60 days of the date hereof.

(17) Includes an aggregate of 28,725 options that are exercisable within 60 days of the date hereof.

(18) Includes an aggregate of 750 options that are exercisable within 60 days of the date hereof.

(19) Includes an aggregate of 153,879 options that are exercisable within 60 days of the date hereof plus 12,415 shares of a stock fund that tracks performance of the Company Common Stock pursuant to the Deferred Compensation Plan, and 354 shares held in the Dames & Moore Capital Accumulation Plan.

             CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

  In fiscal 1999, the Company entered into two joint ventures with New Energy Ventures, Inc., a company in which Michael R. Peevey indirectly owns approximately 25% of the outstanding common stock. The Company contributed an aggregate of $5,000,000 to these two joint ventures while New Energy Ventures, Inc. contributed the exclusive right to market distributed power units, manufactured by Allied Signal, Inc., in parts of South America to one joint venture, and the exclusive right to market the same products in Australia for the other joint venture. The Company believes these exclusive rights have a value in excess of $5,000,000. Mr. Peevey's aggregate interest in these joint ventures is approximately $1,000,000.

                        EXECUTIVE OFFICER COMPENSATION

  The following table shows aggregate cash and long-term compensation paid or accrued for each of the last three fiscal years to the Named Executive Officers, whose total salary and bonus for fiscal 1999 exceeded $100,000 for services rendered in all capacities of the Company and its subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                                          Long-Term
                                      Annual Compensation(1)           Compensation(2)
                                ----------------------------------- ---------------------
   Name and Principal    Fiscal            Cash    Restricted Stock Securities Underlying    All Other
        Position          Year   Salary  Bonus(3)    Awards($)(4)   Options (# of Shares) Compensation(5)
   ------------------    ------ -------- --------  ---------------- --------------------- ---------------
Arthur C. Darrow........  1999  $425,000   TBD(3)       74,625             100,000            $25,066
 Chairman, Chief
  Executive               1998   400,000 $75,000           --                  --              34,679
 Officer and President    1997   400,000     --            --                  --               8,724
Mark A. Snell...........  1999   290,000   TBD(3)       28,606              25,000              4,408
 Executive Vice
  President and           1998   260,000  30,000        20,000               1,600              3,000
 Chief Financial Officer  1997   140,000     --            --               40,000                --
Henry Klehn, Jr.........  1999   245,000   TBD(3)       18,656                 --               4,258
 Executive Vice
  President               1998   240,000  10,000           --                  --               4,542
                          1997   240,000     --            --                  --               8,805
Glenn Martin............  1999   242,693   TBD(3)       18,656               8,000              4,748
 Chief Operating Officer  1998   205,000  20,000           --                  --               4,263
                          1997   205,000     --            --                  --               4,662
Leslie Puget............  1999   169,731   TBD(3)          --                  --               4,408
 Corporate Controller     1998   159,220  10,000           --                1,000              4,578
                          1997   150,000     --            --                  --               1,513

--------
(1) The dollar value of perquisites and other personal benefits, if any, for each of the named executive officers was less than the reporting thresholds established by the Securities and Exchange Commission.

(2) No payouts were made to the Named Executive Officers pursuant to long-term incentive plans in fiscal years 1997 through 1999.

(3) Bonuses with respect to fiscal year 1999 have not yet been determined.

(4) Mr. Darrow was awarded 6,000 shares of restricted stock on June 19, 1998 that are unissued and deferred into the Deferred Compensation Plan. The value of such restricted stock is $64,500. Mr. Snell was awarded 2,300 shares of restricted stock at no cost on June 19, 1998 that are unissued and deferred into the Deferred Compensation Plan. Mr. Snell owns 4,660 shares of restricted stock that were awarded on March 29, 1997; dividends are paid on these shares. The aggregate value of Mr. Snell's shares in excess of their purchase price is $34,820. Mr. Klehn was awarded 1,500 shares of restricted stock at no cost on June 19, 1998. Dividends will be paid on these shares. The value of such restricted stock is $16,125. Mr. Martin was awarded 1,500 shares of restricted stock at no cost on June 19, 1998. Dividends will be paid on such shares. The value of such restricted stock is $16,125.

(5) Represents Company contributions to the Dames & Moore Capital Accumulation Plan ("CAP"), a defined contribution retirement plan, and premiums paid on term-life insurance policies for the benefit of the named executive officer. With respect to fiscal 1999: (i) the amount reported for Mr. Darrow represents a $4,016 contribution to the CAP and $21,050 paid by the Company in premiums for a term-life insurance policy for his benefit; (ii) the amount reported for Mr. Snell represents a $4,408 contribution to the CAP; (iii) the amount reported for Mr. Klehn represents a $4,258 contribution to the CAP; (iv) the amount reported for Mr. Martin represents a $4,748 contribution to the CAP; and (v) the amount reported for Ms. Puget represents a $4,408 contribution to the CAP.

 Option/SAR Grants during Fiscal Year 1999

  The following table provides information with respect to the grant of stock options during the fiscal year ended March 26, 1999 by the Company to the Named Executive Officers. No stock appreciation rights ("SARs") were granted during the year.

                                              Percent of Total
                              Number of         Option/SARs
                              Securities         Granted to    Exercise or
                              Underlying        Employees in   Base Price  Expiration    Grant Date
          Name           Options/SARs Granted   Fiscal Year      ($/Sh)       Date    Present Value (1)
          ----           -------------------- ---------------- ----------- ---------- -----------------
Arthur C. Darrow........       100,000             34.96%        12.4375    06/19/08      $488,000
Mark A. Snell...........        25,000              8.74%        12.4375    06/19/08       122,000
Henry Klehn, Jr.........           --                --              --          --            --
Glenn Martin............         8,000              2.80%        12.4375    06/19/08        39,040
Leslie S. Puget.........           --                --              --          --            --

--------
(1) The Black-Scholes valuation method was used to determine the Grant Date Present Value. The valuation method assumes an expected volatility of 27.9%, an expected life of 6 years and a risk-free interest rate of 5.52%.

 Aggregated Option/SAR Exercises during the 1999 Fiscal Year and Fiscal Year-End Option/SAR Values

  The following table provides information with respect to the exercise of stock options during the fiscal year ended March 26, 1999 by the Named Executive Officers and with respect to unexercised "in-the-money" stock options outstanding as of March 26, 1999. In-the-money stock options are options for which the exercise price is less than the market price of the underlying stock on a particular date. No executive officer or any other employee of the Company held or exercised any SARs at any time during fiscal 1999.

                                                          Number of Securities      Value of Unexercised
                                                         Underlying Unexercised         In-The-Money
                                                          Options/SARs Held at         Options/SARs at
                                                           Fiscal Year-End (#)     Fiscal Year-End ($)(1)
                                                        ------------------------- -------------------------
                         Shares Acquired Value Realized
          Name           on Exercise (#)       ($)      Exercisable Unexercisable Exercisable Unexercisable
          ----           --------------- -------------- ----------- ------------- ----------- -------------
Arthur C. Darrow........       --             --          30,625       104,000       $ --         $ --
Mark A. Snell...........       --             --             400        66,200         --           --
Henry Klehn, Jr. .......       --             --          26,350         2,375         --           --
Glenn Martin............       --             --          21,850        10,500         --           --
Leslie S. Puget.........       --             --             500           500         --           --

--------
(1) These values are based on a price of $10.75 per share, the closing price of the Common Stock on the New York Stock Exchange on March 26, 1999.

Employment Agreements and Change-in-Control Arrangements

 Arthur C. Darrow

  On April 1, 1997, the Company and Mr. Darrow entered into an employment agreement with a term of four years, including automatic extensions, for Mr. Darrow's employment as Chief Executive Officer and President of the Company. During this period, Mr. Darrow's annual base salary will not be less than $400,000, unless he agrees to a reduction, and will be subject to review and potential adjustment to a higher level no less frequently than annually. During the term of employment, Mr. Darrow is eligible to receive a cash bonus based upon the Company's achievement of certain operating and/or financial goals, and he is eligible to participate in any equity-based incentive compensation plan or program approved by the Board. The agreement requires the Company to purchase and maintain term life insurance in the amount of $3,000,000 on Mr. Darrow's life, with death benefits payable to beneficiaries designated by him. The agreement also specifies that Mr. Darrow is required to own directly or through trusts for his benefit a number of shares of the Company's Common Stock with a fair market value of at least four times his base salary.

  The employment agreement provides that, if Mr. Darrow's employment is terminated by the Company without cause or by Mr. Darrow for good reason (which includes assignment of any duties inconsistent with his position, authority or responsibilities or a failure by the Company to comply with any provisions of the agreement) prior to March 31, 2001, he will receive a severance benefit equal to two times the sum of his base salary and target bonus. Mr. Darrow is eligible for the same severance benefit if he voluntarily terminates his employment during the thirteenth month following a change-in-control of the Company. Except as set forth below, amounts payable to Mr. Darrow under his employment agreement will be capped at the limits imposed by
Section 280G and 4999 of the Internal Revenue Code. However, if Mr. Darrow's employment is terminated prior to March 31, 2001, by the Company without cause or by Mr. Darrow for good reason, and such termination occurs within two years after a change-in-control, he will receive a severance benefit equal to three times the sum of his base salary and target bonus and will be entitled to a gross-up payment with regard to the excise tax imposed by Section 4999 of the Internal Revenue Code. Mr. Darrow's salary for the current fiscal year is $475,000.

  Under the terms of the agreement, a change-in-control is deemed to have occurred if (a) another individual, entity or group becomes the beneficial owner of thirty percent or more of the combined voting power of the outstanding securities of the Company entitled to vote in the election of directors, (b) current members of the Board cease to constitute at least two-thirds of the Board unless individuals becoming directors were approved by Mr. Darrow and a majority of the directors comprising the incumbent Board, (c) the Company's shareholders approve a reorganization, merger or consolidation in which the individuals and entities that are beneficial owners of the capital stock and voting securities of the Company will not beneficially own more than seventy percent of the capital stock and voting securities of the Company after the transaction, or (d) there is a complete liquidation or dissolution of the Company or a sale or other disposition of all or substantially all of the Company's assets, excluding certain transfers of assets to another corporation that is owned by the Company's shareholders.

 Mark A. Snell

  On April 1, 1997, the Company and Mr. Snell entered into an agreement regarding severance payments prior to March 31, 2001. The agreement provides that, if Mr. Snell's employment is terminated prior to March 31, 2001 by the Company without cause or by Mr. Snell for good reason (which includes assignment of any duties inconsistent with his position, authority or responsibilities or a failure by the Company to comply with any provisions of the agreement), and such termination occurs within the one year period following the termination of Arthur C. Darrow as Chief Executive Officer and President, Mr. Snell will receive a severance benefit equal to the sum of his base salary and target bonus. If Mr. Snell terminates his employment prior to March 31, 2001 for any reason other than good reason during the 13th month following a change-in-control, and Arthur C. Darrow resigned during such one month period for any reason, Mr. Snell will receive a severance benefit equal to two times the sum of his base salary and target bonus. Except as set forth below, amounts payable to Mr. Snell under his employment agreement will be capped at the limits imposed by Section 280G and 4999 of the Internal Revenue Code. If Mr. Snell's employment is terminated prior to March 31, 2001 by the Company other than for cause within two years after a change-in-control or by him for good reason, he will receive a severance benefit equal to three times the sum of his base salary and target bonus and will be entitled to a gross-up payment with regard to the excise tax imposed by Section 4999 of the Internal Revenue Code. Mr. Snell's salary for the current fiscal year is $330,000.

  Under the terms of the agreement, a change-in-control has the meaning stated above in Mr. Darrow's employment agreement.

 Executive Severance Plan

  On May 5, 1999, the Company's Board of Directors adopted the Executive Severance Plan (the "Severance Plan"). Approximately fifteen executives of the Company (each, a "Participant") are currently eligible to participate in the Severance Plan. Pursuant to the Severance Plan, in the event that a Participant terminates his or her employment for "good reason" (as defined in the Severance Plan), or the Company terminates the Participant's employment for any reason other than "cause" (as defined in the Severance Plan), death, or disability, the Participant will be entitled to receive his or her annual base salary and certain welfare benefits for a period of one year following the date of the Participant's termination of employment (reduced by salary or benefits paid or provided to the Participant for any period of up to one month between the date of termination and the date that notice thereof was given). At its election, the Company may pay the base salary portion of any severance payment in a lump sum. The term of the Severance Plan will commence on the date of the closing of the Offer and end on the second anniversary of such date.

  The Company has not entered into other employment agreements, severance agreements or change-in-control arrangements with any of the executive officers who are named in the Summary Compensation Table.

Compensation Committee Interlocks and Insider Participation

  A. Ewan Macdonald, Ursula M. Burns and Robert F. Clarke are the current members of the Company's Compensation Committee. Michael R. Peevey also served as a member of the Compensation Committee during fiscal 1999. None of these directors is or has been an officer or employee of the Company.

  In fiscal 1999, the Company entered into two joint ventures with New Energy Ventures, Inc., a company in which Michael R. Peevey indirectly owns approximately 25% of the outstanding common stock. The Company contributed an aggregate of $5,000,000 to these two joint ventures while New Energy Ventures, Inc. contributed the exclusive right to market distributed power units, manufactured by Allied Signal, Inc., in parts of South America to one joint venture, and the exclusive right to market the same products in Australia for the other joint venture. The Company believes these exclusive rights have a value in excess of $5,000,000. Mr. Peevey's aggregate interest in these joint ventures is approximately $1,000,000.

Report of the Compensation Committee on Executive Compensation

  In line with the Company's objective to maximize long-term return to its shareholders, the Compensation Committee (the "Committee") annually reviews and adjusts, as required, the compensation of the Company's executive officers. The Committee believes that maintaining appropriate compensation policies and programs is an important factor in attracting, motivating and retaining effective senior executives. A significant portion of each executive's annual and long-term compensation is linked directly to performance. Moreover, the Company requires that senior executives and other officers hold significant stock positions in the Company, thereby making their long-term interests compatible with those of public shareholders.

  The Company and the Committee have historically compensated senior executives with a combination of salary, annual incentive cash bonuses and long-term incentive compensation in the form of stock option grants. In fiscal 1999, the Committee reviewed and reaffirmed its existing policy regarding salary compensation, which generally seeks to set officers' salaries at the median level in comparison to peer group companies, plus performance-related incentive compensation paid partly in cash and partly in restricted stock. Stock options were also awarded to three executive officers during fiscal 1999.

 Executive Officer Compensation

  In establishing executive officer compensation levels for fiscal 1999, the Committee examined compensation paid to executives within the engineering services industry. The Committee recognized that few engineering firms are comparable overall to the Company in size, scope of operations, and performance characteristics.

Accordingly, several executive compensation surveys were also examined to obtain corroborating data for firms of comparable size in other industries. After reviewing these sources of compensation data, the Committee exercised considerable subjective judgment in establishing executive officer compensation for fiscal 1999.

  The Committee determined that the base salary levels of each of the Company's executive officers should be adjusted so as to be in line with the median salaries paid to executives holding positions of comparable responsibility. Accordingly, the Committee adjusted executive officers' salaries upward.

  For purposes of incentive compensation bonuses for fiscal 1999, which will be determined and awarded in May of 1999, executive officers' performance will be judged based on measurement of results achieved against objectives set in the Company's fiscal 1999 operations plan. The aspects of performance that will be evaluated include achieving targets for revenue growth, improvement in quality of services provided to clients, the price of the Company's Common Stock, increases in market share, human resource development, and profitability. Of these factors, the most heavily weighted will be those relating to revenue growth (excluding acquisitions), profit and the price of the Company's Common Stock. After evaluating performance, the Committee may determine that each executive officer should receive incentive compensation bonuses which may include cash or restricted stock. Any such restricted stock, which would be awarded in June, 1999, will cliff vest in three years, will accelerate vesting upon a change-in-control, and will not require any cash for its purchase. Pursuant to the Merger Agreement, no stock options to acquire the Company's common stock will be granted to the Company's executive officers for fiscal 1999.

 Chief Executive Officer Compensation

  At the beginning of fiscal 1999, the Committee reviewed the scope and complexity of the Chief Executive Officer's responsibilities in relation to the base salary of $400,000 that had been set for the Chief Executive Officer during the previous year. The Committee's judgment was that this salary level was not competitive with median salary compensation offered by firms of comparable size both within and outside the engineering services industry. Accordingly, a salary increase of $25,000 was granted to the Chief Executive Officer.

  The Committee set an incentive compensation level of 60 percent of salary as the Chief Executive Officer's target bonus for fiscal 1999. This bonus would be awarded if the Chief Executive Officer's performance met agreed-upon objectives. Among these objectives, the following were considered the most relevant: (a) execution of the Company's Strategic Plan; (b) meeting planned revenue and profit objectives for fiscal 1999; (c) meeting personal performance objectives; and (d) enhancement of shareholder value through stock price appreciation. After evaluating the performance of the Chief Executive Officer against these objectives, the Committee may determine in May, 1999 that Mr. Darrow should receive an incentive compensation bonus which may include cash or restricted stock. Such restricted stock, which would be awarded in June, 1999, will cliff vest in three years, will accelerate vesting upon a change-in-control, and will not require any cash for its purchase. Pursuant to the Merger Agreement, no stock options to acquire the Company's common stock will be granted to Mr. Darrow for fiscal 1999.

 Share Ownership

  Upon the conversion from a limited partnership to a publicly held corporation in March, 1992, the former partners who became officers of the Company acquired significant holdings of the Company's stock. At that time, the Board adopted a policy that encouraged all officers to retain a substantial percentage of the acquired shares as a means of aligning the interests of the Company's key management and professional personnel with the interests of the Company's public shareholders.

  With the recent recruitment or promotion of key executives who were not significant shareholders at the time of the 1992 public offering, the Board and the Committee have concluded that the policy on share retention should be replaced by a policy which establishes a share ownership objective that is a function of organizational position and base salary. The policy which was adopted during fiscal 1998 requires that the Chief Executive Officer own company stock valued at four times base salary, and that Executive Vice Presidents own stock valued at three times base salary. Non-executive officers have share ownership requirements at two times and one times salary based on organizational position. Officers who are not currently in compliance with the policy are allowed up to five years to achieve compliance.

  As a means of emphasizing the importance of stock ownership, and of assisting executive officers and all other officers to attain their share ownership objectives, the Incentive Compensation Program was modified in fiscal 1998 to allow awards under the program to be made partially in restricted stock.

 Internal Revenue Code Restrictions

  Effective in 1994, Internal Revenue Code Section 162(m) generally precludes a publicly-held corporation from taking a tax deduction for compensation in excess of $1,000,000 that is paid to its Chief Executive Officer or any of its four other highest paid executive officers. Certain performance-based compensation is not subject to the deduction limit if specified requirements are satisfied.

  It is the policy of the Committee that, under ordinary circumstances, the Company's compensation programs should be structured in a manner that is designed to comply with the requirements of Section 162(m) and any regulation promulgated thereunder in order to ensure the full deductibility of all compensation paid to the Company's executive officers. The Committee will reexamine its policy with respect to Section 162(m) on an ongoing basis.

                                          COMPENSATION COMMITTEE
                                          A. Ewan Macdonald, Chairman
                                          Ursula M. Burns
                                          Robert F. Clarke

Stock Performance Graph

  The following graph sets forth the Company's cumulative total shareholder return on its Common Stock as compared to the S&P 500 Index, a peer group of seven environmental companies (Peer Group 1 in the graph) and a peer group of three engineering and construction companies (Peer Group 2 in the graph) based upon an assumed initial investment of $100 in each of the Common Stock, the S&P 500 Index and the two peer groups. The graph covers the period from March 28, 1994 through March 26, 1999 (the last day of the Company's most recent fiscal year). The stock price performance shown below is not necessarily indicative of future price performance, and the companies in the peer groups are not necessarily comparable for any purpose other than the graph.




                        PERFORMANCE GRAPH APPEARS HERE

                                S&P          PEER        PEER
              DAMES & MOORE     500 INDEX    GROUP 1     GROUP 2
              -------------     ---------    -------     -------
1994          $100.00           $100.00      $100.00     $100.00
1995          $ 63.30           $115.57      $ 85.41     $ 89.46
1996          $ 59.23           $152.67      $ 84.72     $113.11
1997          $ 69.85           $182.93      $ 67.62     $111.11
1998          $ 72.18           $270.74      $ 96.49     $145.52
1999          $ 61.18           $320.72      $ 90.33     $132.13

-------
(1) In addition to an assumption of an investment of $100 at the opening of business on March 28, 1994 in each of the Common Stock, the S&P 500 Index and the two peer groups, the graph assumes the reinvestment of all dividends. Investment in the peer groups is weighted by relative market capitalization.

(2) The environmental peer group of publicly held companies (Peer Group 1) excludes the Company and includes Emcon; Fluor Daniel/GTI; Harding Lawson Associates, Inc.; ICF Kaiser International, Inc.; International Technology Corporation; URS Corporation; and Roy F. Weston, Inc. (Class A). The engineering and construction peer group of publicly held companies (Peer Group 2) excludes the Company and includes Jacobs Engineering Group, Inc.; Stone & Webster, Inc.; and Michael Baker Corp.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission and each exchange on which the Company's securities are registered. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all ownership forms they file.

  Based solely on a review of copies of reporting forms furnished to it, or written representations that no forms were required, to the Company's knowledge, all filing requirements applicable to its officers, directors and beneficial owners under Section 16(a) of the Exchange Act were complied with during fiscal 1999, except that Glenn Martin inadvertently failed to timely file a Form 3.

                                                                     SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             PARENT AND PURCHASER

  As of the date of this Information Statement, the Purchaser has not determined who will be Designees. However, such Designees will be selected from the following list of directors and executive officers of Parent upon the purchase by the Purchaser pursuant to the Offer of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis. The information contained herein concerning Parent and the Purchaser and their respective directors and executive officers has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  Set forth in the table below are the name, age, and principal occupation and business experience of each of the persons who may be designated by the Purchaser as the Designees. Unless otherwise indicated, the business address for each individual listed is 100 California Street, Suite 500, San Francisco, California 94111. Each such person is a citizen of the United States.



                                   Position with Parent; Principal Occupation or
Name and Age of Designee           Employment; 5-Year Employment History
------------------------           ---------------------------------------------
Martin M. Koffel (59)............  Chief Executive Officer, President and Director from
                                   May 1989; Chairman of the Board from June 1989.

Kent P. Ainsworth (52)...........  Executive Vice President from April 1996, Vice
                                   President and Chief Financial Officer from January
                                   1991; Secretary from May, 1994.

Joseph Masters (42)..............  Vice President and General Counsel since July 1997,
                                   Vice President, Legal, from April 1994 to June 1997;
                                   Vice President and Associate General Counsel of URS
                                   Consultants, Inc. from May 1992 to April 1994; outside
                                   counsel to the Company from January 1990 to May 1992.

Irwin L. Rosenstein (62).........  President of URSGWC, Parent's principal operating division, since November 1998; President of URSG from
                                   November 1997 to October 1998, President of URS
                                   Consultants, Inc., Parent's former principal operating
                                   division, from February 1989 to November 1997; Director
                                   since February 1989; Vice President since 1987.

Jean-Yves Perez (53).............  Director of the Company and Executive Vice President of
                                   URSGWC, Parent's principal operating division, since
                                   November 1998; President of Woodward-Clyde Group, Inc.
                                   ("W-C"), a division of Parent from November 1997 to
                                   October 1998; Director since November 1997; President
                                   and Chief Executive Officer of W-C from 1987 to October
                                   1997.


                                      I-1